Exhibit 99.3

Cameco Corporation

2025 condensed consolidated interim financial statements

(unaudited)

November 4, 2025

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands, except per share amounts)	Note	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Revenue from products and services	11	$614,555	$720,596	$2,281,003	$1,952,599
Cost of products and services sold		385,197	478,624	1,377,345	1,243,462
Depreciation and amortization		59,108	71,130	206,182	176,155

Cost of sales		444,305	549,754	1,583,527	1,419,617

Gross profit		170,250	170,842	697,476	532,982
Administration		67,499	50,915	222,755	176,428
Exploration		7,995	5,329	21,927	15,392
Research and development		10,282	8,927	23,556	26,126
Other operating expense (income)	9	(8,362)	4,687	(17,589)	(15,100)
Loss (gain) on disposal of assets		(204)	644	2,026	1,056

Earnings from operations		93,040	100,340	444,801	329,080
Finance costs	12	(28,058)	(35,121)	(85,133)	(116,648)
Gain (loss) on derivatives	17	(69,808)	21,433	68,996	(38,607)
Finance income		6,807	3,954	15,903	18,163
Share of earnings (loss) from equity-accounted investees	6	(16,291)	(30,642)	145,279	(75,951)
Foreign exchange gains (losses)		29,689	(14,572)	(60,129)	7,288
Other income		330	66	1,119	64

Earnings before income taxes		15,709	45,458	530,836	123,389
Income tax expense	13	15,867	38,032	140,357	87,016

Net earnings (loss)		(158)	7,426	390,479	36,373

Net earnings (loss) attributable to:
Equity holders		$(141)	$7,427	$390,511	$36,380
Non-controlling interest		(17)	(1)	(32)	(7)

Net earnings (loss)		$(158)	$7,426	$390,479	$36,373

Earnings per common share attributable to equity holders:
Basic	14	$—	$0.02	$0.90	$0.08

Diluted	14	$—	$0.02	$0.90	$0.08

See accompanying notes to condensed consolidated interim financial statements.

2 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Nine months ended
($Cdn thousands)	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Net earnings (loss)	$(158)	$7,426	$390,479	$36,373
Other comprehensive income, net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability - equity-accounted investee[1]	—	—	(37)	(31)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	47,657	(15,498)	(57,992)	47,064
Losses on derivatives designated as cash flow hedges - equity-accounted investee[2]	(2,274)	(56,979)	(44,289)	(41,598)
Exchange differences on translation of foreign operations - equity-accounted investee	(8,938)	78,474	128,049	61,209

Other comprehensive income, net of taxes	36,445	5,997	25,731	66,644

Total comprehensive income	$36,287	$13,423	416,210	103,017

Other comprehensive income (loss) attributable to:
Equity holders	$36,445	$5,997	$25,732	$66,644
Non-controlling interest	—	—	(1)	—

Other comprehensive income	$36,445	$5,997	$25,731	$66,644

Total comprehensive income (loss) attributable to:
Equity holders	$36,304	$13,424	$416,243	$103,024
Non-controlling interest	(17)	(1)	(33)	(7)

Total comprehensive income	$36,287	$13,423	$416,210	$103,017

[1]	Net of tax (Q3 2025 - $0; Q3 2024 - $0; 2025 - $13; 2024 - $10)
[2]	Net of tax (Q3 2025 - $2,231; Q3 2024 - $18,173; 2025 - $14,225; 2024 - $13,155)

See accompanying notes to condensed consolidated interim financial statements.

2025 THIRD QUARTER REPORT 3

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Sep 30/25	Dec 31/24
Assets
Current assets
Cash and cash equivalents		$778,651	$600,462
Accounts receivable		190,898	346,800
Current tax assets		11,833	2,579
Inventories	4	718,331	826,863
Supplies and prepaid expenses		181,626	145,390
Current portion of long-term receivables, investments and other	5	7,018	1,093

Total current assets		1,888,357	1,923,187

Property, plant and equipment		3,313,624	3,286,515
Intangible assets		37,062	39,822
Long-term receivables, investments and other	5	661,067	595,896
Investment in equity-accounted investees	6	3,138,341	3,218,456
Deferred tax assets	13	700,893	843,131

Total non-current assets		7,850,987	7,983,820

Total assets		$9,739,344	$9,907,007

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		402,730	619,035
Current tax liabilities		5,260	21,225
Current portion of long-term debt	7	—	285,707
Current portion of other liabilities	8	179,305	221,820
Current portion of provisions	9	44,153	37,974

Total current liabilities		631,448	1,185,761

Long-term debt	7	996,156	995,583
Other liabilities	8	358,560	363,497
Provisions	9	972,640	997,833

Total non-current liabilities		2,327,356	2,356,913

Shareholders’ equity
Share capital	10	2,937,213	2,935,367
Contributed surplus		208,902	210,784
Retained earnings		3,489,746	3,099,264
Other components of equity		144,661	118,892

Total shareholders’ equity attributable to equity holders		6,780,522	6,364,307
Non-controlling interest		18	26

Total shareholders’ equity		6,780,540	6,364,333

Total liabilities and shareholders’ equity		$9,739,344	$9,907,007

Commitments and contingencies [notes 9, 13]

See accompanying notes to condensed consolidated interim financial statements.

4 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2025	$2,935,367	$210,784	$3,099,264	$104,245	$15,395	$(748)	$6,364,307	$26	$6,364,333
Net earnings (loss)	—	—	390,511	—	—	—	390,511	(32)	390,479
Other comprehensive income (loss)	—	—	(37)	70,058	(44,289)	—	25,732	(1)	25,731

Total comprehensive income (loss) for the period	—	—	390,474	70,058	(44,289)	—	416,243	(33)	416,210

Share-based compensation	—	6,897	—	—	—	—	6,897	—	6,897
Stock options exercised	1,846	(449)	—	—	—	—	1,397	—	1,397
Restricted share units settled	—	(8,330)	—	—	—	—	(8,330)	—	(8,330)
Dividends	—	—	8	—	—	—	8	—	8
Transactions with owners - contributed equity	—	—	—	—	—	—	—	25	25

Balance at September 30, 2025	$2,937,213	$208,902	$3,489,746	$174,303	$(28,894)	$(748)	$6,780,522	$18	$6,780,540

Balance at January 1, 2024	$2,914,165	$215,679	$2,979,743	$(18,040)	$3,506	$(748)	$6,094,305	$4	$6,094,309
Net earnings (loss)	—	—	36,380	—	—	—	36,380	(7)	36,373
Other comprehensive income (loss)	—	—	(31)	108,273	(41,598)	—	66,644	—	66,644

Total comprehensive income (loss) for the period	—	—	36,349	108,273	(41,598)	—	103,024	(7)	103,017

Share-based compensation	—	4,796	—	—	—	—	4,796	—	4,796
Stock options exercised	18,690	(3,939)	—	—	—	—	14,751	—	14,751
Restricted share units settled	—	(7,124)	—	—	—	—	(7,124)	—	(7,124)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	31	31

Balance at September 30, 2024	$2,932,855	$209,412	$3,016,092	$90,233	$(38,092)	$(748)	$6,209,752	$28	$6,209,780

See accompanying notes to condensed consolidated interim financial statements.

2025 THIRD QUARTER REPORT 5

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands)		Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Operating activities
Net earnings (loss)		$(158)	$7,426	$390,479	$36,373
Adjustments for:
Depreciation and amortization		59,108	71,130	206,182	176,155
Deferred revenue		(1,841)	(35,077)	(18,766)	9,053
Unrealized loss (gain) on derivatives		66,016	(30,949)	(110,534)	16,205
Share-based compensation	16	2,446	1,792	6,897	4,796
Loss (gain) on disposal of assets		(204)	644	2,026	1,056
Finance costs	12	28,058	35,121	85,133	116,648
Finance income		(6,807)	(3,954)	(15,903)	(18,163)
Share of loss (earnings) in equity-accounted investees		16,291	30,642	(145,279)	75,951
Foreign exchange losses (gains)		(29,689)	14,572	60,129	(7,288)
Other operating expense (income)	9	(8,362)	4,687	(17,589)	(15,100)
Other expense (income)		(329)	(66)	(1,117)	(63)
Income tax expense	13	15,867	38,032	140,357	87,016
Interest received		6,807	3,954	15,903	18,163
Income taxes paid		(8,791)	(2,416)	(79,844)	(35,919)
Dividends from equity-accounted investees		—	—	206,717	185,447
Other operating items	15	17,304	(83,196)	6,316	(274,755)

Net cash provided by operations		155,716	52,342	731,107	375,575

Investing activities
Additions to property, plant and equipment		(92,510)	(60,333)	(223,891)	(147,232)
Decrease (increase) in long-term receivables, investments and other		(1,114)	—	(1,137)	7,003
Proceeds from sale of property, plant and equipment		32	82	111	130

Net cash used in investing		(93,592)	(60,251)	(224,917)	(140,099)

Financing activities
Increase in debt		—	—	—	497,022
Decrease in debt		—	(136,903)	(285,240)	(1,041,590)
Interest paid		(3,911)	(11,677)	(31,162)	(62,560)
Lease principal payments		(628)	(772)	(2,358)	(1,562)
Proceeds from issuance of shares, stock option plan		300	45	1,397	14,751
Dividends returned		—	—	8	—

Net cash used in financing		(4,239)	(149,307)	(317,355)	(593,939)

Increase (decrease) in cash and cash equivalents, during the period		57,885	(157,216)	188,835	(358,463)
Exchange rate changes on foreign currency cash balances		4,474	(7,261)	(10,646)	(11,206)
Cash and cash equivalents, beginning of period		716,292	361,617	600,462	566,809

Cash and cash equivalents, end of period		$778,651	$197,140	$778,651	$197,140

Cash and cash equivalents is comprised of:
Cash				548,794	197,140
Cash equivalents				229,857	—

Cash and cash equivalents				$778,651	$197,140

See accompanying notes to condensed consolidated interim financial statements.

6 CAMECO CORPORATION

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2025 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world’s largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 6).

Cameco has two operating mines, Cigar Lake and McArthur River as well as a mill at Key Lake. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 18 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Material accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on November 4, 2025.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

2025 THIRD QUARTER REPORT 7

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2024, consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

In August 2023, the International Accounting Standards Board (IASB) amended IAS 21 The Effects of Changes in Foreign Exchange Rates, requiring companies to assess whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendment became effective on January 1, 2025, but it did not have an effect on the Company’s financial statements.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended September 30, 2025 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the standards and amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on disclosures is described below.

i.	Financial statement presentation

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Cameco has not yet determined the impact of this standard on its disclosures.

8 CAMECO CORPORATION

4.	Inventories

	Sep 30/25	Dec 31/24
Uranium
Concentrate	$475,798	$651,901
Broken ore	56,917	27,892

	532,715	679,793
Fuel services	184,625	146,612
Other	991	458

Total	$718,331	$826,863

Cameco expensed $351,713,000 of inventory as cost of sales during the third quarter of 2025 (2024 - $434,260,000) and $1,356,896,000 for the nine months ended September 30, 2025 (2024 - $1,212,671,000).

5.	Long-term receivables, investments and other

	Sep 30/25	Dec 31/24
Derivatives [note 17]	$12,616	$103
Investment tax credits	97,186	96,199
Amounts receivable related to tax dispute [note 13](a)	209,125	209,125
Income tax receivable(b)	56,473	—
Product loan(c)	288,294	288,294
Other	4,391	3,268

	668,085	596,989
Less current portion	(7,018)	(1,093)

Net	$661,067	$595,896

(a)

Cameco is required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b)

As a result of Cameco’s dispute with CRA, Cameco has drawn down the tax pools available to us and we were required to remit cash tax for the 2024 and 2025 taxation years. Cameco expects to recover this amount.

(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at September 30, 2025, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2024 - 3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 conversion supply drawn by December 31, 2035.

As at September 30, 2025, 3,600,000 pounds of U3O8 (December 31, 2024 - 3,600,000 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2024 - 1,148,200 kgU) were drawn on the loans. The values of the loans are recorded at Cameco’s weighted average cost of inventory at the time the loans were drawn.

2025 THIRD QUARTER REPORT 9

6.	Equity-accounted investees

	Sep 30/25	Dec 31/24
Interest in Westinghouse	$2,885,004	$2,931,746
Interest in JV Inkai	253,337	286,710
Interest in Global Laser Enrichment (GLE)	—	—

	$3,138,341	$3,218,456

A.	Joint ventures

i.	Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive income (loss) of Westinghouse (100%):

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Revenue from products and services	$1,422,462	$1,482,604	$5,102,088	$4,187,002
Cost of products and services sold	(947,130)	(1,018,525)	(3,305,455)	(3,045,623)
Depreciation and amortization	(191,396)	(190,769)	(582,572)	(544,381)
Marketing, administrative and general expenses	(221,324)	(204,279)	(648,609)	(614,978)
Finance income	1,412	(38)	4,113	5,519
Finance costs	(100,021)	(110,125)	(303,891)	(351,790)
Other expense	(37,631)	(78,793)	(150,357)	(201,178)
Income tax recovery (expense)	7,712	3,435	(50,851)	101,598

Net earnings (loss)	$(65,916)	$(116,490)	$64,466	$(463,831)
Other comprehensive income (loss)	(22,881)	43,868	170,864	39,959

Total comprehensive income (loss)	$(88,797)	$(72,622)	$235,330	$(423,872)

10 CAMECO CORPORATION

The following table summarizes the financial information of Westinghouse (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Sep 30/25	Dec 31/24
Cash and cash equivalents	$322,972	$255,589
Other current assets	3,156,982	2,737,164
Intangible assets	7,379,655	7,821,802
Goodwill	1,689,626	1,698,174
Non-current assets	3,124,031	3,113,031
Current portion of long-term debt	(37,599)	(44,576)
Other current liabilities	(2,938,752)	(2,751,396)
Long-term debt	(4,741,301)	(4,924,398)
Other non-current liabilities	(2,218,495)	(2,078,688)

Net assets	5,737,119	5,826,702
Net assets attributable to non-controlling interest	(25,078)	(25,127)

Net assets attributable to shareholders	5,712,041	5,801,575
Cameco’s share of net assets attributable to shareholders (49%)	2,798,900	2,842,772
Acquisition costs(a)	83,896	83,896
Impact of foreign exchange on acquisition costs(a)	2,208	5,078

Carrying amount of interest in Westinghouse	$2,885,004	$2,931,746

(a)	Cameco incurred acquisition costs that were denominated in US dollars. This amount was included in the cost of the investment and is remeasured every period.

ii.	Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with Silex Systems Limited over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

B.	Associate

i.	JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

2025 THIRD QUARTER REPORT 11

The following tables summarize the total comprehensive earnings of JV Inkai (100%):

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Revenue from products and services	$66,160	$60,614	$224,060	$465,257
Cost of products and services sold	(13,523)	(9,457)	(53,143)	(73,405)
Depreciation and amortization	(3,806)	(3,672)	(15,050)	(29,962)
Finance income	936	716	4,440	2,363
Finance costs	(127)	(174)	(396)	(533)
Other expense	(8,918)	(9,196)	(20,732)	(19,374)
Income tax expense	(8,111)	(7,767)	(27,724)	(68,877)

Net earnings from continuing operations	$32,611	$31,064	$111,455	$275,469
Other comprehensive income	—	—	—	—

Total comprehensive income	$32,611	$31,064	$111,455	$275,469

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Sep 30/25	Dec 31/24
Cash and cash equivalents	$58,501	$47,282
Other current assets	446,229	694,041
Non-current assets	297,051	307,801
Current liabilities	(51,869)	(42,368)
Non-current liabilities	(21,862)	(27,802)

Net assets	728,050	978,954
Cameco’s share of net assets (40%)	291,220	391,582
Consolidating adjustments(a)	(22,350)	(93,365)
Fair value increment(b)	77,118	77,992
Dividends declared but not received	7,209	9,760
Dividends in excess of ownership percentage(c)	(109,064)	(107,179)
Impact of foreign exchange	9,204	7,920

Carrying amount of interest in JV Inkai	$253,337	$286,710

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit, recognize deferred profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

12 CAMECO CORPORATION

7.	Long-term debt

	Sep 30/25	Dec 31/24
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	$99,411	$99,395
Series H - 2.95% debentures due October 21, 2027	399,210	398,936
Series I - 4.94% debentures due May 24, 2031	497,535	497,252
Term loans	—	285,707

	996,156	1,281,290
Less current portion	—	(285,707)

Total	$996,156	$995,583

On November 7, 2023, the Company utilized a term loan for $600,000,000 (US) to finance the 49% acquisition of Westinghouse. The term loan consisted of two $300,000,000 (US) tranches. The first tranche had a floating interest rate of SOFR plus 1.80% and was to mature on November 7, 2025. The second tranche had a floating interest rate of SOFR plus 2.05% and was set to mature on November 7, 2026. The second tranche was fully repaid on June 10, 2024. On September 9, 2024, Cameco repaid $100,000,000 (US) of the first tranche. The remaining $200,000,000 (US) was repaid on January 13, 2025.

8.	Other liabilities

	Sep 30/25	Dec 31/24
Deferred sales	$87,795	$106,569
Derivatives [note 17]	45,589	143,609
Accrued pension and post-retirement benefit liability	81,481	78,674
Lease obligation [note 17]	11,020	9,839
Product loans(a)	238,329	177,623
Sales contracts	2,553	4,304
Other	71,098	64,699

	537,865	585,317
Less current portion	(179,305)	(221,820)

Net	$358,560	$363,497

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2,218,000 kgU of UF6 conversion services and 6,247,000 pounds of U3O8 by October 2, 2030 with repayment in kind up to December 31, 2030. Under the facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. During the quarter, Cameco borrowed an additional 2,048,000 pounds of U3O8. The loans are recorded at Cameco’s weighted average cost of inventory.

At September 30, 2025, we have 1,490,000 kgU of UF6 conversion services (December 31, 2024 - 1,567,000 kgU) drawn on the loans with repayment in the following years:

2025 THIRD QUARTER REPORT 13

	2025	2026	2027	Total
kgU of UF6	293,000	1,197,000	—	1,490,000

We also have 4,510,000 pounds of U3O8 (December 31, 2024 - 2,506,000 pounds) drawn with repayment in the following years:

	2025	2026	2027	Total
lbs of U3O8	630,000	1,832,000	2,048,000	4,510,000

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,025,039	$10,768	$1,035,807
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(384)	—	(384)
Recognized in earnings	(17,589)	623	(16,966)
Provisions used during the period	(20,091)	(852)	(20,943)
Accretion [note 12]	29,664	226	29,890
Effects of movements in exchange rates	(10,611)	—	(10,611)

End of period	$1,006,028	$10,765	$1,016,793

Current	38,989	5,164	44,153
Non-current	967,039	5,601	972,640

	$1,006,028	$10,765	$1,016,793

10.	Share capital

At September 30, 2025, there were 435,407,158 common shares outstanding. Options in respect of 164,883 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended September 30, 2025, there were 19,710 options that were exercised resulting in the issuance of shares (2024 - 4,000). For the nine months ended September 30, 2025, there were 95,075 options exercised that resulted in the issuance of shares (2024 - 1,008,820).

11.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

14 CAMECO CORPORATION

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended September 30, 2025

	Uranium	Fuel services	Total
Customer geographical region
Americas	$213,373	$56,694	$270,067
Europe	141,501	23,311	164,812
Asia	168,377	11,299	179,676

	$523,251	$91,304	$614,555

Contract type
Fixed-price	$79,118	$85,137	$164,255
Market-related	444,133	6,167	450,300

	$523,251	$91,304	$614,555

For the three months ended September 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$269,636	$94,045	$363,681
Europe	149,735	23,480	173,215
Asia	180,772	2,928	183,700

	$600,143	$120,453	$720,596

Contract type
Fixed-price	$174,224	$118,346	$292,570
Market-related	425,919	2,107	428,026

	$600,143	$120,453	$720,596

For the nine months ended September 30, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$956,640	$267,654	$45,562	$1,269,856
Europe	505,552	103,752	—	609,304
Asia	385,250	16,593	—	401,843

	$1,847,442	$387,999	$45,562	$2,281,003

Contract type
Fixed-price	$520,358	$359,360	$45,562	$925,280
Market-related	1,327,084	28,639	—	1,355,723

	$1,847,442	$387,999	$45,562	$2,281,003

2025 THIRD QUARTER REPORT 15

For the nine months ended September 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$926,565	$245,413	$1,171,978
Europe	329,232	56,876	386,108
Asia	386,056	8,457	394,513

	$1,641,853	$310,746	$1,952,599

Contract type
Fixed-price	$531,693	$297,837	$829,530
Market-related	1,110,160	12,909	1,123,069

	$1,641,853	$310,746	$1,952,599

12.	Finance costs

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Interest on long-term debt	$12,985	$20,472	$41,281	$73,714
Accretion [note 9]	10,325	9,920	29,890	28,498
Other charges	4,748	4,729	13,962	14,436

Total	$28,058	$35,121	$85,133	$116,648

16 CAMECO CORPORATION

13.	Income taxes

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Earnings (loss) before income taxes
Canada	$61,855	$143,294	$586,632	$374,090
Foreign	(46,146)	(97,836)	(55,796)	(250,701)

	$15,709	$45,458	$530,836	$123,389

Current income taxes (recovery)
Canada	$(310)	$1,668	$(5,999)	$19,420
Foreign	1,726	4,669	4,132	9,070

	$1,416	$6,337	$(1,867)	$28,490
Deferred income taxes (recovery)
Canada	$13,688	$35,259	$138,949	$61,253
Foreign	763	(3,564)	3,275	(2,727)

	$14,451	$31,695	$142,224	$58,526

Income tax expense	$15,867	$38,032	$140,357	$87,016

Cameco has recorded $700,893,000 of deferred tax assets (December 31, 2024 - $843,131,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Cameco has operations in countries where the global minimum top-up tax has been enacted or substantively enacted effective January 1, 2024, including: Canada, Australia, Barbados, Germany, Luxembourg, Switzerland and the United Kingdom. The exposure is currently only in Switzerland, as all other constituent entities have effective tax rates higher than 15% or the transitional safe harbour rules are expected to be met. As a result of this exposure, additional income tax expense of $1,544,000 has been recorded relating to the profits earned in Switzerland (2024 - $2,295,000).

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

2025 THIRD QUARTER REPORT 17

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period.

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(141)	$7,427	$390,511	$36,380
Weighted average common shares outstanding	435,390	435,181	435,345	434,749

Basic earnings per common share	$—	$0.02	$0.90	$0.08

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(141)	$7,427	$390,511	$36,380
Weighted average common shares outstanding	435,390	435,181	435,345	434,749
Dilutive effect of stock options	—	293	213	1,069

Weighted average common shares outstanding, assuming dilution	435,390	435,474	435,558	435,818

Diluted earnings per common share	$—	$0.02	$0.90	$0.08

(a)	For the quarter ended September 30, 2025, 158 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive.

15.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Changes in non-cash working capital:
Accounts receivable	$100,380	$(165,892)	$153,770	$118,574
Inventories	(775)	11,069	174,491	(140,260)
Supplies and prepaid expenses	(34,032)	(19,567)	(36,358)	(4,734)
Accounts payable and accrued liabilities	(47,049)	100,895	(245,766)	(236,779)
Reclamation payments	(6,035)	(8,282)	(20,943)	(24,391)
Other	4,815	(1,419)	(18,878)	12,835

Other operating items	$17,304	$(83,196)	$6,316	$(274,755)

16.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,427,465 shares have been issued. As of September 30, 2025, the total number of stock options held by the participants was 164,883 (December 31, 2024 - 259,958).

B.	Executive performance share unit (PSU)

During the nine months ended September 30, 2025, the Company granted 183,370 PSUs. The weighted average fair value per unit at the date of issue was $63.70. As of September 30, 2025, the total number of PSUs held by the participants was 583,524 (December 31, 2024 - 636,588).

18 CAMECO CORPORATION

C.	Restricted share unit (RSU)

During the nine months ended September 30, 2025, the Company granted 327,867 RSUs. The weighted average fair value per unit at the date of issue was $63.70. As of September 30, 2025, the total number of RSUs held by the participants was 756,490 (December 31, 2024 - 734,000).

D.	Deferred share unit (DSU)

During the nine months ended September 30, 2025, the Company issued 19,307 DSUs. The weighted average fair value per unit at the date of issue was $83.31. As of September 30, 2025, the total number of DSUs held by participating directors was 329,910 (December 31, 2024 - 310,604).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Employee share ownership plan(a)	$1,530	$1,166	$4,202	$3,546
Restricted share unit plan	2,446	1,792	6,897	4,796

Total	$3,976	$2,958	$11,099	$8,342

(a)	The total number of shares purchased in 2025 with Company contributions was 52,927 (2024 - 57,654).

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Performance share unit plan	$6,563	$1,207	$21,078	$8,568
Deferred share unit plan	5,116	(1,053)	13,969	4,669
Restricted share unit plan	6,745	1,780	14,697	8,296
Phantom stock option plan	318	(108)	859	422
Phantom restricted share unit plan	443	133	947	542

	$19,185	$1,959	$51,550	$22,497

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

2025 THIRD QUARTER REPORT 19

17.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2025

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$778,651	$778,651
Accounts receivable	—	190,898	190,898
Derivative assets [note 5]
Foreign currency contracts	12,616	—	12,616

	$12,616	969,549	982,165

Financial liabilities
Accounts payable and accrued liabilities	—	402,730	402,730
Lease obligation [note 8]	—	11,020	11,020
Derivative liabilities [note 8]
Foreign currency contracts	43,534	—	43,534
Interest rate contracts	2,055	—	2,055
Long-term debt	—	996,156	996,156

	45,589	1,409,906	1,455,495

Net	$(32,973)	(440,357)	(473,330)

At December 31, 2024

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$600,462	$600,462
Accounts receivable	—	346,800	346,800
Derivative assets [note 5]
Foreign currency contracts	103	—	103

	$103	$947,262	$947,365

Financial liabilities
Accounts payable and accrued liabilities	$—	$619,035	$619,035
Current portion of long-term debt	—	285,707	285,707
Lease obligation [note 8]	—	9,839	9,839
Derivative liabilities [note 8]
Foreign currency contracts	140,437	—	140,437
Interest rate contracts	3,172	—	3,172
Long-term debt	—	995,583	995,583

	143,609	1,910,164	2,053,773

Net	$(143,506)	$(962,902)	$(1,106,408)

20 CAMECO CORPORATION

(a)

Cameco has pledged $231,843,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

2025 THIRD QUARTER REPORT 21

The following tables summarize the carrying amounts and level 2 fair values of Cameco’s financial instruments that are measured at fair value:

As at September 30, 2025

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$12,616	$12,616
Derivative liabilities [note 8]
Foreign currency contracts	(43,534)	(43,534)
Interest rate contracts	(2,055)	(2,055)
Long-term debt	(996,156)	(1,057,218)

Net	$(1,029,129)	$(1,090,191)

As at December 31, 2024

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$103	$103
Current portion of long-term debt	(285,707)	(285,707)
Derivative liabilities [note 8]
Foreign currency contracts	(140,437)	(140,437)
Interest rate contracts	(3,172)	(3,172)
Long-term debt	(995,583)	(1,058,055)

Net	$(1,424,796)	$(1,487,268)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s unsecured debentures is determined using quoted market yields as of the reporting date, which ranged from 2.5% to 3.4% (2024 - 2.8% to 3.3%). The fair value of the floating rate term loan is equal to its carrying value.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

22 CAMECO CORPORATION

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/25	Dec 31/24
Non-hedge derivatives:
Foreign currency contracts	$(30,918)	$(140,334)
Interest rate contracts	(2,055)	(3,172)

Net	$(32,973)	$(143,506)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$6,991	$68
Long-term receivables, investments and other [note 5]	5,625	35
Current portion of other liabilities [note 8]	(28,815)	(83,890)
Other liabilities [note 8]	(16,774)	(59,719)

Net	$(32,973)	$(143,506)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings:

	Three months ended		Nine months ended
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Non-hedge derivatives:
Foreign currency contracts	$(69,939)	$19,749	$68,642	$(38,793)
Interest rate contracts	131	1,684	354	186

Net	$(69,808)	$21,433	$68,996	$(38,607)

18.	Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The uranium segment also includes our share of earnings from our equity-accounted investee, JV Inkai (see note 6). The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 6). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions, including annual maintenance and other temporary shutdowns. Cameco expensed $35,094,000 of care and maintenance costs during the third quarter of 2025 (2024 - $39,404,000). For the nine months ended September 30, 2025, Cameco expensed $76,572,000 (2024 - $63,637,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of material accounting policies.

2025 THIRD QUARTER REPORT 23

Business segments

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

For the three months ended September 30, 2025

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$523,251	$91,304	$697,006	$(697,006)	$—	$614,555
Expenses
Cost of products and services sold	314,726	70,129	464,094	(464,094)	342	385,197
Depreciation and amortization	50,716	6,655	93,784	(93,784)	1,737	59,108

Cost of sales	365,442	76,784	557,878	(557,878)	2,079	444,305

Gross profit (loss)	157,809	14,520	139,128	(139,128)	(2,079)	170,250
Administration	—	—	108,449	(108,449)	67,499	67,499
Exploration	7,995	—	—	—	—	7,995
Research and development	—	—	—	—	10,282	10,282
Other operating income	(5,996)	(2,366)	—	—	—	(8,362)
Loss (gain) on disposal of assets	(209)	5	—	—	—	(204)
Finance costs	—	—	49,010	(49,010)	28,058	28,058
Loss on derivatives	—	—	—	—	69,808	69,808
Finance income	—	—	(692)	692	(6,807)	(6,807)
Share of loss (earnings) from equity-accounted investees	(16,008)	—	—	32,299	—	16,291
Foreign exchange gains	—	—	—	—	(29,689)	(29,689)
Other expense (income)	—	—	18,439	(18,439)	(330)	(330)

Earnings (loss) before income taxes	172,027	16,881	(36,078)	3,779	(140,900)	15,709
Income tax expense						15,867

Net loss						$(158)

24 CAMECO CORPORATION

For the three months ended September 30, 2024

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$600,143	$120,453	$726,476	$(726,476)	$—	$720,596
Expenses
Cost of products and services sold	386,475	92,149	499,077	(499,077)	—	478,624
Depreciation and amortization	59,303	10,588	93,477	(93,477)	1,239	71,130

Cost of sales	445,778	102,737	592,554	(592,554)	1,239	549,754

Gross profit (loss)	154,365	17,716	133,922	(133,922)	(1,239)	170,842
Administration	—	—	100,097	(100,097)	50,915	50,915
Exploration	5,329	—	—	—	—	5,329
Research and development	—	—	—	—	8,927	8,927
Other operating expense (income)	5,089	(402)	—	—	—	4,687
Loss (gain) on disposal of assets	(124)	775	—	—	(7)	644
Finance costs	—	—	53,961	(53,961)	35,121	35,121
Gain on derivatives	—	—	—	—	(21,433)	(21,433)
Finance income	—	—	19	(19)	(3,954)	(3,954)
Share of loss (earnings) from equity-accounted investees	(26,438)	—	—	57,080	—	30,642
Foreign exchange losses	—	—	—	—	14,572	14,572
Other expense (income)	—	—	38,609	(38,609)	(66)	(66)

Earnings (loss) before income taxes	170,509	17,343	(58,764)	1,684	(85,314)	45,458
Income tax expense						38,032

Net earnings						$7,426

For the nine months ended September 30, 2025

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$1,847,442	$387,999	$2,500,023	(2,500,023)	$45,562	$2,281,003
Expenses
Cost of products and services sold	1,095,831	236,264	1,619,673	(1,619,673)	45,250	1,377,345
Depreciation and amortization	173,510	27,092	285,460	(285,460)	5,580	206,182

Cost of sales	1,269,341	263,356	1,905,133	(1,905,133)	50,830	1,583,527

Gross profit (loss)	578,101	124,643	594,890	(594,890)	(5,268)	697,476
Administration	—	—	317,818	(317,818)	222,755	222,755
Exploration	21,927	—	—	—	—	21,927
Research and development	—	—	—	—	23,556	23,556
Other operating income	(12,720)	(4,869)	—	—	—	(17,589)
Loss on disposal of assets	1,855	171	—	—	—	2,026
Finance costs	—	—	148,907	(148,907)	85,133	85,133
Gain on derivatives	—	—	—	—	(68,996)	(68,996)
Finance income	—	—	(2,015)	2,015	(15,903)	(15,903)
Share of earnings from equity-accounted investees	(113,691)	—	—	(31,588)	—	(145,279)
Foreign exchange losses	—	—	—	—	60,129	60,129
Other expense (income)	—	—	73,675	(73,675)	(1,119)	(1,119)

Earnings (loss) before income taxes	680,730	129,341	56,505	(24,917)	(310,823)	530,836
Income tax expense						140,357

Net earnings						$390,479

2025 THIRD QUARTER REPORT 25

For the nine months ended September 30, 2024

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$1,641,853	$310,746	$2,051,631	$(2,051,631)	$—	$1,952,599
Expenses
Cost of products and services sold	1,026,996	217,172	1,492,355	(1,492,355)	(706)	1,243,462
Depreciation and amortization	147,538	24,916	266,747	(266,747)	3,701	176,155

Cost of sales	1,174,534	242,088	1,759,102	(1,759,102)	2,995	1,419,617

Gross profit (loss)	467,319	68,658	292,529	(292,529)	(2,995)	532,982
Administration	—	—	301,339	(301,339)	176,428	176,428
Exploration	15,392	—	—	—	—	15,392
Research and development	—	—	—	—	26,126	26,126
Other operating income	(12,023)	(3,077)	—	—	—	(15,100)
Loss (gain) on disposal of assets	146	916	—	—	(6)	1,056
Finance costs	—	—	172,377	(172,377)	116,648	116,648
Loss on derivatives	—	—	—	—	38,607	38,607
Finance income	—	—	(2,704)	2,704	(18,163)	(18,163)
Share of loss (earnings) from equity-accounted investees	(151,326)	—	—	227,277	—	75,951
Foreign exchange gains	—	—	—	—	(7,288)	(7,288)
Other expense (income)	—	—	98,577	(98,577)	(64)	(64)

Earnings (loss) before income taxes	615,130	70,819	(277,060)	49,783	(335,283)	123,389
Income tax expense						87,016

Net earnings						$36,373

19.	Related parties

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region, where the president of several of these suppliers is a member of the board of directors. During the quarter ended September 30, 2025, Cameco paid these suppliers $21,216,000 for construction and contracting services (2024 - $23,077,000). During the nine months ended September 30, 2025, Cameco paid these suppliers $63,815,000 (2024 - $69,485,000). The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $1,873,000 at the reporting date (December 31, 2024 - $1,156,000).

26 CAMECO CORPORATION

Other related party transactions

	Transaction value		Transaction value		Balance outstanding
	Three months ended		Nine months ended		as at
	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24	Sep 30/25	Sep 30/24
Joint venture
Sales revenue(a)	$93	$126	$69,749	$45,308	$—	$—
Fuel storage and handling(a)	—	—	1	25	—	—
Deferred sales(a)					68,943	—
Dividend received(a)	—	—	69,747	—	—	—
Associate
Product purchases(b)	12,006	7,208	12,006	152,992	12,110	—
Dividends received(b)	—	—	136,970	185,447	—	—

(a)

Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are in the normal course of business and were accounted for at the exchange amount. Cash dividends are also received from Westinghouse. Subsequent to the quarter ended September 30, 2025, on October 24, 2025, Cameco received a dividend of $171,500,000 (US).

(b)

Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are based on the prevailing uranium spot price less a 5% discount with extended payment terms. Cash dividends are also received from JV Inkai.

2025 THIRD QUARTER REPORT 27